U.S. Securities and Exchange Commission

                           Washington, D.C. 20549

                       NOTICE OF EXEMPT SOLICITATION

                    Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The Walt Disney Company

2. Name of person relying on exemption:

Roy E. Disney, Patricia A. Disney, Roy P. Disney, Susan Disney Lord, Abigail E. Disney, Timothy J. Disney, Shamrock Holdings, Inc., Shamrock Holdings of California, Inc. and Stanley P. Gold

3. Address of person relying on exemption:

4444 Lakeside Drive, 2nd Floor, Burbank, California  91505

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

    The attached material is the text of a speech given by Stanley Gold to savedisney.com supporters in Philadelphia on March 2, 2004.

                                   *****

  The attached material is the text of a speech given by Michael McConnell to savedisney.com supporters in Philadelphia on March 2, 2004.

                                   *****

    The attached material is the text of a speech given by Roy E. Disney to savedisney.com supporters in Philadelphia on March 2, 2004.

                                   *****

    The attached material is the text of a speech given by Stanley Gold to shareholders of The Walt Disney Company in Philadelphia on March 3, 2004.

                                   *****

    The attached material is the text of a speech given by Roy E. Disney to shareholders of The Walt Disney Company in Philadelphia on March 3, 2004.

              STANLEY GOLD - "SAVEDISNEY.COM" MEETING REMARKS

                               MARCH 2, 2004

        GOOD AFTERNOON.

        MY NAME IS STANLEY GOLD. ON BEHALF OF MY FRIEND - AND FELLOW FORMER DIRECTOR OF THE WALT DISNEY COMPANY - ROY DISNEY, I'D LIKE TO WELCOME YOU TO PHILADELPHIA AND THIS GATHERING OF CONCERNED DISNEY COMPANY
SHAREHOLDERS.

        IT'S FITTING THAT WE'RE MEETING IN A CITY THEY CALL THE CRADLE OF LIBERTY. AFTER ALL, WHAT WE'RE INVOLVED IN HERE IS A FIGHT FOR OUR RIGHTS - A FIGHT AGAINST THE TYRANNY OF A DYSFUNCTIONAL MANAGEMENT AND AN
INEFFECTUAL BOARD.

        AS YOU KNOW, ROY AND I ORGANIZED SAVEDISNEY.COM AFTER WE BOTH RESIGNED FROM THE DISNEY BOARD THREE MONTHS AGO. AND I MUST SAY, AS PAINFUL AS IT'S BEEN TO SPEAK OUT PUBLICLY AGAINST THE BOARD AND MANAGEMENT OF A COMPANY WE TRULY LOVE, THE SUPPORT AND ENCOURAGEMENT WE'VE RECEIVED FROM SHAREHOLDERS LIKE YOU HAS BEEN NOTHING SHORT OF AMAZING.

        ALL I CAN SAY IS THANK YOU - THANK YOU FOR CARING ABOUT THE DISNEY COMPANY AS MUCH AS WE DO - AND FOR TAKING THE TIME AND TROUBLE TO COME HERE THIS WEEK TO HELP US DELIVER OUR MESSAGE.

        WE ENVISIONED THIS GET-TOGETHER AS AN OPEN FORUM - A KIND OF SEMINAR, IF YOU WILL. IT'S ALWAYS BEEN OUR BELIEF THAT THE MORE DISNEY SHAREHOLDERS KNOW ABOUT THEIR COMPANY AND HOW IT'S BEING MANAGED - OR MISMANAGED - THE MORE LIKELY THEY ARE TO SUPPORT OUR POSITION.

        FOR OUR PART, WE PLAN TO LAY OUT ONE LAST TIME WHY WE BELIEVE YOU AND YOUR FELLOW SHAREHOLDERS SHOULD JOIN US IN VOTING NO ON THE ELECTION OF MICHAEL EISNER, GEORGE MITCHELL, JOHN BRYSON, AND JUDITH ESTRIN AS DISNEY DIRECTORS. ROY AND I WILL ALSO DISCUSS WHY WE RESIGNED FROM THE DISNEY BOARD AND WHY WE ARE SEEKING TO REPLACE MICHAEL EISNER AS THE COMPANY'S CEO.

        BUT AS MUCH AS WE HAVE TO SHARE WITH YOU, WE HAVE NO INTENTION OF TURNING THIS INTO A ONE-SIDED LECTURE. WE ARE ANXIOUS TO MEET YOU AND HEAR WHAT YOU HAVE TO SAY. SO AFTER WE'VE FINISHED OUR LITTLE PRESENTATION, WE'LL BE THROWING OPEN THE FLOOR TO YOUR QUESTIONS AND COMMENTS - FOR WHAT WE HOPE WILL BE A LIVELY AND INFORMATIVE EXCHANGE OF VIEWS.

        IN A MOMENT, I'M GOING TO TURN THE PODIUM OVER TO MY COLLEAGUE MIKE MCCONNELL, WHO'S GOING WALK YOU THROUGH EXACTLY WHERE WE BELIEVE THE DISNEY COMPANY HAS GONE WRONG AND WHAT WE BELIEVE HAS TO BE DONE TO FIX IT.

        WHAT MIKE IS GOING TO FLESH OUT FOR YOU IS THE STORY OF A
REMARKABLE CORPORATE LEGACY THAT, SAD TO SAY, IS BEING SQUANDERED BY A MANAGEMENT THAT DOESN'T SEEM TO HAVE THE FAINTEST IDEA OF WHAT IT IS LETTING SLIP THROUGH ITS FINGERS.

        IT'S ALSO A CLASSIC CASE STUDY OF FAILED CORPORATE GOVERNANCE - OF A CEO WHO REFUSES TO BROOK CRITICISM, NURTURE TALENT, OR EVEN GROOM A SUCCESSOR - AND A BOARD THAT IS UNWILLING OR UNABLE TO HOLD HIM ACCOUNTABLE FOR HIS ACTIONS.

        I DON'T KNOW ABOUT YOU, BUT I'M TIRED OF WATCHING MANAGEMENT GET RICH WHILE SHAREHOLDERS GET SUBSTANDARD RETURNS. I'M TIRED OF PUTTING UP WITH A BOARD THAT FOR ALL ITS TALK OF "TRANSPARENCY" AND "BEST PRACTICES," DOESN'T SEEM TO KNOW THE FIRST THING ABOUT EFFECTIVE CORPORATE GOVERNANCE, SENSIBLE COMPENSATION PRACTICES, OR MEANINGFUL INDEPENDENCE.

        IT'S TIME THE DISNEY BOARD REMEMBERED THAT IT'S THERE TO OVERSEE MANAGEMENT, NOT CODDLE IT - THAT THE JOB OF DIRECTORS IS TO DIRECT. TO REPRESENT THE INTERESTS OF SHAREHOLDERS BY TAKING AN ACTIVE ROLE IN SHAPING THE COMPANY'S FUTURE. TO SUPPORT MANAGEMENT WHEN IT BUILDS VALUE - AND TO HOLD IT ACCOUNTABLE WHEN IT DOES NOT.

        THAT'S WHAT SAVEDISNEY.COM IS ABOUT. AND WITH YOUR SUPPORT AT TOMORROW'S ANNUAL MEETING, IT'S A MESSAGE THE BOARD WILL NOT BE ABLE TO IGNORE.

        THANK YOU.

                                   *****

Introduction
------------

     Good afternoon ladies and gentleman. My name is Michael McConnell and thank you for coming to our rally today. In my brief remarks today, I will discuss why we have embarked on this journey, share with you objective facts regarding Disney's financial performance, why we believe that the Board has not yet embraced good governance and lastly, that we believe today marks a new beginning for The Walt Disney Company.

     Our Campaign has been predicated on two primary themes:

        1. Financial performance has been poor for the better part of 8 years
        2.  Your Board has been ineffective and its governance unacceptable

     We issued a Request - Vote No on Michael Eisner and 3 Directors to send a Message

     Shareholders have Answered - management change is needed and Board must improve

     The Future will be bright with fresh, new leadership committed to the Creative voice

     The next three slides demonstrate the long and steady deterioration in Disney's underlying corporate financial performance measures.

Return on Assets
----------------

     This chart shows the decline in return on assets - down approximately 70% from 1995 levels.

Return on Equity
----------------

     These bar charts show a similar decline in return on equity - again with 1995 being the peak year

Return on Invested Capital
--------------------------

     Return on invested capital tends to be a more comprehensive and important calculation of how well, or in this case - not so well - a management team is investing and managing its capital base. As one can see, this measure too has declined substantially over the last 8 years.

Marginal Value Creation
-----------------------

     Not surprisingly, given the poor underlying corporate performance, the Disney stock price performance has been dismal over the last 8 years. Investors would have been significantly better off purchasing risk free treasury securities backed by the US government than owning shares of Disney stock.

Comparative Financial Returns
-----------------------------

     Additionally, investors would have achieved a much higher return had they been invested in any of the standard or comparable indices since 1996: Dow Jones, S&P 500 or S&P 500 Media composite.

Recent Results:  Recovery or Resumption of Growth
-------------------------------------------------

     Despite strong first quarter earnings, we do not believe the earnings improvement is indicative of a sustainable recovery. Two points:

     First - a large portion of the increase in earnings this year will be driven by a series of one-off items:

        1.  The huge success of Nemo and Pirates
        2.  Cost cutting at the ABC Network; and
        3.  The impact of non-cash accounting at ESPN

     After considering these items, "growth" in EPS less than 5% as compared to last year.

Historical Financial Performance (two charts)
---------------------------------------------

     Now - looking over a longer period of time, this chart shows Disney's EPS figures since 1998. Even if the Company achieves its forecasts for this year, EPS will only approximate the levels achieved six years ago
     - neither the Board nor the management should take comfort from simply "treading water" for six years.

Strategic Track Record
----------------------

     Here we see the many reasons why underlying corporate performance and stock price have both been so dismal for so long.

     We ask you the shareholders and the Board - how much more must go wrong before management is held accountable?

Future Pennies to Drop
----------------------

     Looking forward, we unfortunately believe that there are more "pennies to drop".

     Likely to be first is the potential bankruptcy of Euro Disney.

     We continue to monitor closely the sale of the Disney Stores

     Fox Family or ABC Family continues to struggle and is now losing money

     Management has indicated to us that "technology" is a key initiative of management. Yet, the much heralded "technology" launch called MovieBeam appears to be struggling and will most likely result in a write-off.

     Lastly, the ABC Network continues to struggle in fourth place among the broadcasters and will most likely have to provide significant make goods to its customers.

Governance
----------

     Governance has been a focus of your Board's attention over the last several years. Regrettably, most of this dialogue has been more form than substance.

     Its own actions belie its strident claims - for example,

        1. Ms.Estrin - chair of the compensation committee, consulted with Mr. Eisner's personal attorney, when determining Eisner' bonuses.
        2. Mr. Bryson imprudently accepted the Chair of the Governance Committee despite the fact that he was not independent - his wife earns millions as an executive at the Lifetime cable network owned 50% by Disney
        3. Mr. Mitchell supported and accepted a Presiding Director role that has virtually no power at the Board level - a fancy title for a meeting coordinator.
        4. Mr. Eisner and the Company remain subject to an SEC investigation
        5. Both the Board and management remain in "Denial" - this is culturally imbedded in your leaders - a cursory read of the Company's public statements over the last three months is all the evidence one needs of this serious problem.

     In summary, despite its repeated statements, governance remains a problem at Disney and, without significant action and changes, the Board's credibility will only suffer further damage.

The Future
----------

     While the past problems at Disney have been significant, as result of the unprecedented support for our withhold campaign, for the first time in a long while, we believe the future is brighter.

     What has to happen - your Board must listen to the powerful messages being sent:

        1.  It must replace Michael Eisner
        2. It must hire new leadership that creates a credible strategic vision
        3. Central to the future must be the Creative voice and soul of the Company
        4. and lastly, your Board must be responsive to all important constituents - shareholders, employees, customers, suppliers - and must become more effective as their representatives.

     We want to thank each of you for helping us Restore the Wonderful magic of The Walt Disney Company.

                                 * * * * *

               ROY E. DISNEY "SAVEDISNEY.COM" MEETING REMARKS

Thank you. Let me first introduce - and thank - my family. And, thank you Stanley and Mike.

And even more, thank you all...everyone who has come all this way - or who has written us on our website with your very passionate and incisive thoughts about The Walt Disney Company...not to mention all of you who will, I hope, continue to stay in contact with us after the events of today and tomorrow are behind us.

And in that way, I want to introduce a little dose of reality into the conversation. This is certainly not something never mentioned before, but I want everyone to realize that what we do and say here, and even more so, what happens at tomorrow's annual stockholder's meeting, is only a step in a process that will continue until we - working and acting together - make the changes at Disney that need to be made.

Tomorrow - as much as we wish it - won't accomplish that completely...but time will. Patience is, as you are always being told, a virtue.

So...I know that's a little depressing...but it is actually the good news...because it means that things will change.

There's a pretty long list of changes that we'd all like to see, and I think the short list would include a new management, improving the cleanliness, the maintenance, and the guest services at the parks...and that would include putting smiles back on the faces of both cast members and our guests...making better movies - and television shows - especially including animation...fixing the ABC network to drag it up from its perennial fourth place...to be better corporate citizens of the country and the world...and to just plain be Disney again.

Right now, we've got a management that out of indifference or ignorance hasn't hesitated to break faith with the millions of people who for nearly 75 years have regarded the Disney name as a guarantee of unparalleled quality family entertainment and exceptional value.

At the same time, as Mike McConnell has just shown you, management has failed miserably at creating increased value for shareholders. Indeed, despite some recent short-term gains - which actually only put us back where we were eight years ago - they've been devaluing our assets - turning a unique institution into "just another entertainment company," unable to command the consumer recognition and customer loyalty that made us a market leader.

Which leads me to the subject of our thoughts for the future of The Walt Disney Company. A tremendous amount of your emails have asked us to be specific...what would we do, who would we hire or fire, what might happen in every division of the company...and those are just a few of the questions.

Well, I think I would be nuts to stand up here and lay out some kind of a scheme...but I am happy to stand here and tell you what I believe.

It's my belief that a terrific lot of people's memories and dreams are tied up in the idea of what constitutes "Disney," and because of that, there's a terrific amount of nostalgia and hope connected to us, maybe more than any other business in the world.

There really isn't any big secret to how the Disney Company created enormous shareholder value in the past. We did it by trusting the talents and imagination of our creative artists - and by supporting them with the resources they required.

And so the trick is to pay heed to that enormous reservoir of memories...from Mickey Mouse to Snow White to Fantasia to Cinderella to The Little Mermaid and Beauty and the Beast...and recognizing that the reason we all remember them so well is that, when we first saw them, they were fresh and newly minted and shiny and in some way fulfilling to each of us. And that same process is the key to our future.

We are a company of the future, capable of continuing to make dreams - brand new dreams - come true, and also a company that has the richest history and tradition in the world.

I've been accused by some in the company that I want to somehow take the company backwards, to relive the past. That is nonsense and impractical. But, let me tell you, if that means that creativity is in charge, ideas are the engine that runs the company, artists and executives trust and respect each other...then I'm happy to live again in that kind of world.

That's not the world that presently exists at the company, and that's what needs to change.

In my view, the Disney ideal has always been about the future and about the people who will create that future. It's about hope, about a belief in the essential goodness in all of us, about trusting one another, about the idea that knowledge is invaluable to growth, and that happiness is something we all aspire to and all too seldom achieve...and that it's not only possible but necessary to have fun along the way.

There was a time, not too long ago, when theDisney Company embodied all those ideals. And when it did, it not only did its best work, but it produced the most value for shareholders.

Together, we can make that change. So as the slogan says, Let's bring back the magic. Onward to the future.

Thank you.
Now to the Q & A.

                                   *****

                STANLEY GOLD - SHAREHOLDER MEETING REMARKS

                               MARCH 3, 2004

GOOD MORNING.

        MY NAME IS STANLEY GOLD. I WANT TO THANK THE BOARD AND MANAGEMENT OF THE WALT DISNEY COMPANY FOR GIVING ME AN OPPORTUNITY TO SPEAK TO YOU TODAY.

        AS SOME OF YOU MAY KNOW, I WAS A DIRECTOR OF THE WALT DISNEY
COMPANY FOR 15 YEARS UNTIL ABOUT THREE MONTHS AGO.....WHEN, ALONG WITH ROY
DISNEY, I RESIGNED FROM THE BOARD.......SINCE THEN, ROY DISNEY AND I HAVE
BEEN ON A MISSION - A MISSION NOT TO PROMOTE OURSELVES BUT TO SAVE OUR
COMPANY.

        NOW I KNOW THERE ARE SOME PEOPLE WHO WOULD SAY, "SAVE IT FROM WHAT? THE WALT DISNEY COMPANY IS DOING JUST FINE."

        I WISH THAT WERE TRUE. BECAUSE, I WILL TELL YOU, SPEAKING OUT PUBLICLY AGAINST THE BOARD AND MANAGEMENT OF A COMPANY WE TRULY LOVE HAS
NOT BEEN A PLEASANT EXPERIENCE FOR EITHER OF US. ........INDEED, IT'S THE
LAST THING --- AND MOST DIFFICULT THING -- WE EVER WANTED TO DO.

        BEFORE ROY DISNEY AND I TOOK OUR CONCERNS PUBLIC, WE SPENT LITERALLY YEARS TRYING TO WORK FROM WITHIN THE BOARDROOM --- TRYING TO GET THE BOARD TO FACE UP TO WHAT WE BELIEVED WERE SERIOUS MANAGEMENT AND GOVERNANCE PROBLEMS AND CHALLENGES THAT NEEDED TO BE CONFRONTED.

        UNFORTUNATELY, THE BOARD WAS UNWILLING TO LISTEN.

        UNFORTUNATELY, THE BOARD WAS UNWILLING TO HOLD MANAGEMENT
ACCOUNTABLE FOR ITS FAILURES - UNWILLING EVEN TO ACKNOWLEDGE THERE HAD BEEN FAILURES. THE BOARD PREFERRED INSTEAD TO KEEP ITS HEAD BURIED FIRMLY IN THE SAND AND TO CONDUCT "BUSINESS AS USUAL."

        THE FACT THAT WE HAD A CEO WHO REFUSED TO BROOK CRITICISM, NURTURE TALENT, OR EVEN GROOM A SUCCESSOR DID NOT SEEM TO BOTHER THEM.

        THE FACT THAT DISNEY STOCK (FOR ALMOST A DECADE) WAS
UNDER-PERFORMING - NOT JUST THE MARKET AS A WHOLE, BUT THE MEDIA SECTOR IN PARTICULAR - DID NOT SEEM TO BOTHER THEM.

        THE FACT THAT OPERATING INCOME WAS VIRTUALLY FLAT FOR NEARLY A DECADE DESPITE THE REINVESTMENT OF SOME $15 BILLION IN CAPITAL DID NOT SEEM TO BOTHER THEM.

        THE FACT THAT MANAGEMENT'S GLOWING PROJECTIONS AND FLASHY BUSINESS PLANS DIDN'T PAN OUT - TIME AFTER TIME AFTER TIME - DID NOT SEEM TO BOTHER THEM.

        BUT, THINGS WILL BE DIFFERENT AFTER TODAY. FROM TODAY ON THE DISNEY BOARD CAN NO LONGER PROTEST THAT THEY DON'T WANT TO BE BOTHERED.

        FROM TODAY ON, THE DISNEY BOARD CAN NO LONGER PRETEND THEY HAVE A
GREAT MANAGEMENT TEAM PRODUCING SUPERIOR RESULTS.....THEY DON'T...... AND
THE SHAREHOLDERS KNOW THEY DON'T.

        FROM TODAY ON, WE THE SHAREHOLDERS, HAVE SENT MICHAEL EISNER AND THIS BOARD A MESSAGE. AFTER THE VOTES ARE COUNTED, IT IS MY BELIEF THAT MORE THAN 40% OF THE SHAREHOLDERS COULD HAVE WITHHELD THEIR VOTES FROM MICHAEL EISNER BEING RE-ELECTED TO THIS BOARD, AN UNPRECEDENTED VOTE OF NO CONFIDENCE IN THE ANNALS OF AMERICAN BUSINESS. MOREOVER, I BELIEVE THAT MORE THAN 20% OF SHAREHOLDERS COULD HAVE WITHHELD THEIR VOTES FOR THE RE-ELECTION OF DIRECTORS GEORGE MITCHELL, JOHN BRYSON, AND JUDITH ESTRIN.

        FURTHER, 6 OF THE 11 DIRECTORS CURRENTLY STANDING FOR RE-ELECTION TODAY HAVE LIKEWISE RECEIVED NO RECOMMENDATION FROM ONE OR MORE OF THE PROXY ADVISORY SERVICES TO WHICH MANY OF THE INSTITUTIONAL SHAREHOLDERS SUBSCRIBE.

        EVEN MORE DAMNING TO THIS BOARD ARE THE CONCLUSIONS REACHED BY THE PROXY ADVISORY SERVICES, CREDITABLE GOVERNANCE EXPERTS IN THE FIELD AND MAJOR PUBLIC INSTITUTIONAL SHAREHOLDERS.

        LET ME READ JUST A FEW OF THE INDICTMENTS OF THIS BOARD AND THIS MANAGEMENT BY INDEPENDENT OUTSIDE THIRD PARTIES WHO HAVE SERIOUSLY CONSIDERED THE BEHAVIOR OF THE BOARD AND MANAGEMENT.

        "...SHAREHOLDERS INTERESTS ARE BEST SERVED BY A BOARD THAT IS ON NOTICE THAT SHAREHOLDERS ARE WATCHING AND HAVE NOT FORGOTTEN PAST
INDISCRETIONS. HERE, THOSE PAST FAULTS ARE MANY. THE DISNEY BOARD HAS BEEN NOTORIOUSLY INSULAR, FAMOUSLY GULLIBLE AND BLINDLY LOYAL TO MR. EISNER." GLASS LEWIS REPORT - DATED FEBRUARY 25, 2004

        "BOARD TIES TO DISNEY MANAGEMENT ARE OMNIPRESENT."

        "....AT THE END OF THE DAY, ALL ROADS LEAD BACK TO EISNER." ---
INSTITUTIONAL SHAREHOLDER SERVICES REPORT - DATED FEBRUARY 11, 2004

        HOW DID THIS HAPPEN?

        HOW COULD SO MANY MEN AND WOMEN OF GOOD WILL ON THE DISNEY BOARD, FAIL TO RECOGNIZE OR ACKNOWLEDGE THE PROBLEMS?

        HOW COULD SO MANY MEN AND WOMEN OF GOOD WILL FAIL TO DO THE RIGHT THING? --- BRING IN NEW MANAGEMENT; ENCOURAGE CREATIVITY WITHIN THE COMPANY'S MANAGEMENT RANKS AND HOLD THAT MANAGEMENT ACCOUNTABLE FOR
HIGH STANDARDS OF PERFORMANCE.

        LET ME SUGGEST TO YOU THAT IT HAPPENS SLOWLY AT FIRST --- BIT BY BIT --- UNTIL DIRECTORS ARE COMPROMISED TO THE POINT AT WHICH THEY ARE NO LONGER ABLE TO DO THE RIGHT THING. THAT IS WHAT HAS HAPPENED TO THIS BOARD.

        LET  ME  GIVE  YOU  A  FEW  PERTINENT EXAMPLES:

        (1) FOR EIGHT YEARS, DIRECTORS IN THIS COMPANY HAVE BEEN PROMISED BY MICHAEL EISNER AND ROBERT IGER THAT THIS WAS THE YEAR THAT THE A.B.C. TELEVISION NETWORK WOULD TURN AROUND. WITH THE BEGINNING OF EACH FALL SEASON DIRECTORS WOULD RECEIVE FLOODS OF E-MAILS FROM MICHAEL PRAISING THIS PROGRAM OR THAT, TELLING US ABOUT HOW MUCH PROGRESS WAS BEING MADE IN THE RATINGS. BUT AS THE SEASON WORE ON PROGRAMS FAILED; THE E-MAILS STOPPED; AND THE BOARD SHOWED NO CURIOSITY IN FINDING OUT WHAT HAPPENED. MORE IMPORTANTLY, THE BOARD FAILED TO HOLD MANAGEMENT ACCOUNTABLE WHEN IT CAME TO COMPENSATION, ALWAYS REWARDING MICHAEL AND BOB REGARDLESS OF A.B.C.'S PERFORMANCE. TODAY, THE A.B.C. NETWORK CONTINUES TO BE IN 4TH PLACE.

        (2) WHEN THE COMPANY BOUGHT THE FOX FAMILY CHANNEL (RE-NAMED A.B.C. FAMILY CHANNEL), THE DIRECTORS WERE GIVEN A POSITIVE PRESENTATION ON HOW OUR COMPANY WOULD CHANGE PROGRAMMING AND PRODUCE A 20% ANNUALIZED INTERNAL
RATE OF GROWTH OVER THE NEXT 5 YEARS. WHEN THAT FAILED TO MATERIALIZE ....
A MERE 3 MONTHS AFTER ACQUISITION, THE BOARD HELD NO ONE ACCOUNTABLE. NO EXECUTIVE WAS FIRED, NO EXECUTIVE WAS CRITICIZED --- BUT BOTH MR. EISNER AND MR. IGER RECEIVED -- IN MY OPINION -- LAVISH AND UNJUSTIFIED BONUSES. WHILE WE THE SHAREHOLDERS WATCHED THE VALUE OF OUR EQUITY DECLINE, MICHAEL EISNER HAS NEVER HAD A BAD YEAR.

        (3) WHEN IT CAME TO GOVERNANCE, THIS BOARD SUPPORTED MICHAEL EISNER'S USE OF GOVERNING RULES TO ATTACK HIS CRITICS. THE BOARD HAD DISREGARDED COMMON SENSE; THEY DECLARED ME AS A NON-INDEPENDENT DIRECTOR BECAUSE MY DAUGHTER WORKED FOR THE COMPANY IN A NON-EXECUTIVE POSITION --- BUT SIMULTANEOUSLY CRAFTED RULES TO KEEP JOHN BRYSON, AN EISNER LOYALIST, INDEPENDENT --- NOTWITHSTANDING HIS WIFE'S EMPLOYMENT BY THE LIFETIME CHANNEL, A 50% OWNED SUBSIDIARY OF THE WALT DISNEY COMPANY WHERE SHE WAS PAID MULTIPLES OF MY DAUGHTER'S COMPENSATION.

        (4) ANOTHER EXAMPLE -- THE COMPANY INSISTED IN ITS PRESS RELEASES THAT IT WANTED TO FOLLOW "THE BEST PRACTICES" WITH RESPECT TO GOVERNANCE. WHEN IRA MILSTEIN, THE GOVERNANCE LAWYER HIRED BY MICHAEL, TESTIFIED BEFORE THE CONGRESS THAT THE MOST IMPORTANT RULE OF GOVERNANCE WAS TO SPLIT THE CHAIRMANSHIP AND THE CEO-SHIP, THE DISNEY BOARD RETREATED FROM THE "BEST GOVERNANCE PRACTICES" STANDARD AND PROTECTED MICHAEL EISNER WHO WANTED TO HOLD BOTH TITLES. THIS RETREAT FROM COMMON SENSE WAS LED BY GEORGE MITCHELL, WHO SHOULD HAVE KNOWN BETTER.

        THE SAME THEME APPEARS TIME AND TIME AGAIN --- PROTECT MICHAEL EISNER AT THE EXPENSE OF THE SHAREHOLDERS; PROTECT MICHAEL FROM QUESTIONING DIRECTORS.

        BEFORE LONG, YOU BUY INTO THE MYTH THAT MICHAEL IS IRREPLACEABLE; THAT NO ONE ELSE CAN DO THIS JOB; WITHOUT HIM THE COMPANY WILL FALL APART. IN ESSENCE, YOU HAVE COMPROMISED YOUR SOUL --- LOST YOUR INTEGRITY.

        IT GOES ON FURTHER. ANDREA VAN DE KAMP RAISED SERIOUS CONCERNS ABOUT EXECUTIVE COMPENSATION; RAISED CONCERNS ON THE FAILED EFFORTS OF THE NEW WALT DISNEY STUDIO PARK IN PARIS; AND ON THE FORM OVER SUBSTANCE GOVERNANCE RULES THAT MICHAEL AND HIS PAID ADVISORS WERE INSISTING UPON.

        WHAT TO DO?

        MICHAEL ORGANIZED A COUP TO GET ANDREA OFF THE BOARD. AND, BY THEN, MOST BOARD MEMBERS WERE SO COMPROMISED THEY NO LONGER HAD THE COURAGE TO TELL MICHAEL "NO." SOME HAVE EVEN TOLD ME THEY REGRETTED THIS DECISION, BUT THE PRESSURE WAS SO DIFFICULT TO OVERCOME THAT ONE DIRECTOR ACTUALLY WEPT AT THE BOARD MEETING AT THIS OUTRAGE. BUT THE BOARD, WITH A FEW EXCEPTIONS, FELL IN LINE AND ANDREA WAS DISMISSED FROM THE BOARD.

        THESE ARE JUST A FEW EXAMPLES OF THE MANY OCCASIONS WHEN THIS BOARD FAILED TO ASSERT ITS INDEPENDENCE AND FAILED TO MAKE MANAGEMENT, AND ESPECIALLY MICHAEL EISNER ACCOUNTABLE FOR THEIR BEHAVIOR.

        THIS IS THE STORY THAT ROY DISNEY AND I HAVE TOLD AS WE HAVE CRISSCROSSED THE COUNTRY IN THE LAST 30 DAYS TALKING TO SMALL AND LARGE SHAREHOLDERS ALIKE. FROM THE RESPONSES WE HAVE RECEIVED, AND FROM THE "NO" VOTES WE ARE RECEIVING TODAY, WE BELIEVE THAT OUR MESSAGE HAS RESONATED LOUD AND CLEAR. FOR THAT WE ARE GRATEFUL AND WE THANK YOU.

        BUT THAT IS THE PAST. WHAT ABOUT THE FUTURE? TODAY IS A NEW DAY!

        THE OWNERS OF THIS COMPANY HAVE SPOKEN AND THE BOARD HAS A SECOND CHANCE STARTING TODAY TO GET IT RIGHT. IT NOW HAS AN OPPORTUNITY TO CORRECT THE WRONGS AND DO WHAT IS RIGHT; TO DO WHAT IS IN THE BEST INTERESTS OF THE SHAREHOLDERS.

        LET ME BE CLEAR, NO HALF MEASURES, NO EXCUSES, NO AMOUNT OF SPINNING WILL BE TOLERATED.

        SHAREHOLDERS  HAVE WAITED TOO LONG AND HAVE SPOKEN TOO CLEARLY.

        MICHAEL  EISNER MUST LEAVE  NOW.

        IT IS NO LONGER SUFFICIENT TO SEPARATE THE ROLE OF CHAIRMAN AND CEO. THAT IS NOT WHAT THIS CAMPAIGN HAS BEEN ABOUT.

        I URGE THE BOARD TO READ THE COMMENTS OF THE MAJOR ADVISORY SERVICES AND ITS MAJOR SHAREHOLDERS THAT HAVE BEEN PUBLISHED IN THE PAST FEW DAYS:

        "WE HAVE LOST COMPLETE CONFIDENCE IN MR. EISNER'S STRATEGIC VISION AND LEADERSHIP IN CREATING SHAREHOLDER VALUE IN THE COMPANY." --- SEAN HARRIGAN, PRESIDENT OF THE CALPERS BOARD OF ADMINISTRATION.

        "WHAT DISNEY MUST DO IS "SEPARATE THE POSITIONS OF CHAIRMAN AND
CHIEF EXECUTIVE AND....REPLACE MR. EISNER AS SOON AS POSSIBLE."  --- NEW YORK
STATE COMPTROLLER, ALAN HEVESI.

        "EISNER HAS CREATED NO VALUE FOR SHAREHOLDERS FOR THE PAST SEVEN YEARS." -- ORIN KRAMER, CHAIRMAN OF THE NEW JERSEY STATE INVESTMENT COUNCIL.

        FORMER SENATOR GEORGE MITCHELL SHOULD NO LONGER SERVE AS PRESIDING DIRECTOR. ALTHOUGH HE HAS MADE A GREAT CONTRIBUTION TO AMERICAN LIFE AS A PUBLIC SERVANT -- AND WE ARE GRATEFUL FOR HIS SERVICES TO OUR COUNTRY, IN THE BOARDROOM, HE DOESN'T HAVE THE ABILITY OR COURAGE TO CONFRONT A CEO BENT ON COVERING UP POOR PERFORMANCE AND USING BULLYING TACTICS TO LAY WASTE TO DIRECTORS WITH MINORITY OPINIONS.

        JUDITH ESTRIN MUST NO LONGER BE INVOLVED IN COMPENSATION DECISIONS. SHE HAS SHOWN BY HER WILLINGNESS TO CONSULT WITH MICHAEL EISNER'S OUTSIDE PERSONAL LAWYER TO GET MICHAEL THE COMPENSATION THAT HE WANTS. THAT ALONE SHOWS SHE LACKS THE INDEPENDENCE TO CONFRONT A CEO AND MAKE HIM ACCOUNTABLE FOR HIS ACTIONS.

        JOHN BRYSON, WHO WAS NEVER INDEPENDENT, FAILED TO STAND UP TO MICHAEL, AS CHAIRMAN OF THE GOVERNANCE AND NOMINATING COMMITTEE, DURING THE DISMISSALS OF ANDREA VAN DE KAMP AND ROY DISNEY FROM THE BOARD.

        WE THE SHAREHOLDERS, ARE ENTITLED TO A BETTER BOARD AND A BETTER MANAGEMENT AND WE HAVE SAID THAT REPEATEDLY TODAY WITH OUR VOTES. LET ME SAY ON MY BEHALF, AND ON BEHALF OF THE DISNEY FAMILY, THAT WE ARE GRATEFUL FOR YOUR SUPPORT AND GRATEFUL TO HAVE YOU AS PARTNERS. LET ME SAY THAT WE SEE TODAY'S MEETING AS THE FIRST STEP IN REFORMING THE COMPANY --- IN OUR WORDS, LITERALLY SAVING DISNEY.

        WE ARE NOT LOOKING FOR COSMETIC RULE CHANGES, WE ARE SEEKING REAL AND MEANINGFUL CHANGE.

        IT IS OUR INTENTION TO BE HERE NEXT WEEK, NEXT MONTH AND NEXT YEAR, IT IS OUR INTENTION TO BE HERE FOR AS LONG AS IT TAKES. WE INTEND TO PRESS FORWARD AND KEEP DISNEY MANAGEMENT, AND ESPECIALLY ITS BOARD, ACCOUNTABLE. OUR POLICY IS SIMILAR TO THAT OF RONALD REAGAN'S WHEN HE SAID: "TRUST AND VERIFY." WE TRUST THAT THIS BOARD HAS HEARD OUR MESSAGE TODAY AND THAT IN A VERY SHORT PERIOD OF TIME WILL DO WHAT NEEDS TO BE DONE; FIND A NEW CEO AND A NEW TEAM WITH STRATEGIC VISION AND AN ABILITY TO CREATE SUPERIOR, CREATIVE AND FINANCIAL PERFORMANCE. BUT WE WILL NOT TRUST ALONE; WE WILL VERIFY; WE WILL BE WATCHING; WE WILL BE USING ALL MEANS AVAILABLE TO US TO MAKE SURE THAT REAL REFORM HAPPENS. IF THIS BOARD FAILS TO SEIZE THIS SECOND OPPORTUNITY, WE PROMISE YOU THAT WE WILL BE BACK. WE HOPE THAT WON'T BE NECESSARY, BUT WE ARE REALISTIC AND WE KNOW THAT CHANGE COMES HARD.

        THIS HAS NOT BEEN A PLEASANT CAMPAIGN FOR US ---- BUT WE WILL NOT, AND CANNOT, SHIRK FROM OUR RESPONSIBILITY TO THE WALT DISNEY COMPANY
....... TO RETURN IT TO ITS STATUS AS ONE OF THE MOST ADMIRED COMPANIES IN
THE WORLD. WE HOPE AND TRUST THE BOARD WILL DO THE SAME. WE HOPE AND TRUST THAT THE SHAREHOLDER/OWNERS OF DISNEY WILL SEE THOSE RESULTS IN THE SHORTEST TIME POSSIBLE.

        THANK YOU FOR YOUR SUPPORT.

                                   *****

                ROY. E DISNEY - SHAREHOLDERS MEETING REMARKS

First of all, I want to thank everyone for your many letters and emails and all your encouragement in this campaign.

Stanley has talked about why we need to make a change. I want to spend a few minutes talking about what kind of change we need.

The Walt Disney Company is more than just a business. It is an authentic American icon - which is to say that over the years it has come to stand for something real and meaningful and worthwhile to millions of people of all ages and backgrounds around the world.

This is not something you can describe easily on a balance sheet, but it is tangible enough. Indeed, it is the foundation on which everything we have accomplished as a company - both artistically and financially - is based.

I believe our mission has always been to be bringers of joy, to be affirmers of the good in each of us, to be - in subtle ways - teachers. To speak, as Walt once put it, "not to children but to the child in each of us."

We do this through great storytelling, by giving our guests a few hours in another world where their cares can be momentarily put aside, by creating memories that will remain with them forever.

This is the core of what we've come to call "Disney," and to my mind, our single biggest need is to get back to that core.

In my view, the essence of who we are lies in the business of film - especially animation - and the stories, characters, music, and humor that well-made films generate. This is the engine that drives the train, and everything we do as a company basically flows from it.

You will note that I refer to our film work as a business. Whatever else it may be, it is always that as well - a business that needs to be run on a sound basis by people who are sensible as well as sensitive.

My Dad was quoted once as saying, "It's easy to make decisions, once you know what your values are." Unfortunately, our corporate values have been compromised in recent years.

In large part, this is the result of a cynical management's belief that, in the absence of ideas, the road to success is to cut back on everyone and everything that once made you successful, that you don't really need to give your guests value for money, that creativity and originality are luxuries you can no longer afford...that art and artists are commodities to be bought and sold like any other office supply.

To me, the wrong-headedness of these beliefs is self-evident.

The creative process is the lifeblood of the Disney Company. If it is to thrive, we must do everything possible to establish an environment in which it can once again flourish.

Creativity is a funny thing - difficult to quantify, but obvious when it's missing. It's a living, breathing force with a life of its own, and it tends to flower among individuals or small groups. It doesn't always show up on demand ... or at convenient times or places. And it often gets killed by committees or by something called strategic planning. So we need to always be on the lookout for ways to nurture it, and not let it be trampled by a lowest-common-denominator mentality.

One of creativity's worst enemies is something I call "Institution Think." This is a very tricky issue. After all, Disney is an institution. But that doesn't mean it has to think like one.

Let me tell you about the danger of Institution Think: It is often said that our company's most valuable asset is the Disney name. You'll get no argument from me. I kind of like the name myself. But, in recent times, there's been a tendency to refer to it as the "Disney brand." To me, this degrades Disney into a "thing" to be bureaucratically managed, rather than a "name" to be creatively championed. And lately I've been seeing Mickey receive this treatment too, as well as Pooh and a lot of others.

As I've said on other occasions, branding is something you do to cows. It makes sense if you're a rancher, since cows do tend to look alike. It's also useful to lots of businessmen, and they brand things like detergents or shoes for almost the same reason as ranchers. Branding is what you do when there's nothing original about your product.

But there is something original about our products. Or at least there used to be. Our name already means something to consumers.

I really believe that if we keep thinking of Disney as a "brand," we will lose all the meaning that has been built into those six letters for more than three-quarters of a century. We need to get back to thinking of it as a "name" that needs to be prized and enhanced, escape the clutches of Institution Think and resume our trajectory of creative and financial success.

How did the Disney Company create enormous shareholder value in the past? Two ways: first by trusting the talents and imagination of its creative people - and then by supporting them with the resources they required.

I don't care what current management may tell you. The plain fact is, you can't fool all the people all the time. Nor can you succeed in our business by trying to get by on the cheap. Consumers know when they are getting value for their money, and they know when you're trying to sell them second-hand goods.

So what kind of change do we need to make? It's really quite simple. We need to install a new management team, one that understands and believes in the enormously valuable legacy that's been entrusted to us.

Speaking as someone with the last name of "Disney," it is my firm belief that we are not a commodity. As long as we continue to believe in the power of creative ideas, then our best years still lie ahead.

Thank you for your attention.